FILED BY ASHLAND INC. PURSUANT TO RULES 165 AND 425 PROMULGATED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED
FILED PURSUANT TO RULE 14A-12 PROMULGATED UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SUBJECT COMPANY:  ASHLAND INC.
COMMISSION FILE NO.:  001-02918

EMPLOYEE Q&A

              ASHLAND INC. AGREES TO TRANSFER INTEREST IN MAP TO
               MARATHON OIL CORPORATION IN TAX-FREE TRANSACTION
                             "QUESTIONS & ANSWERS"

BUSINESS INTERESTS:
Q:    HIGH LEVEL, WHAT ARE THE DETAILS OF THE TRANSACTION?
A: Ashland Inc. has signed an agreement under which Ashland will transfer its 38 percent interest in Marathon Ashland Petroleum LLC (MAP) and two other businesses to Marathon Oil Corporation in a transaction structured to be tax free and valued at approximately $3.0 billion. The two other businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change (VIOC) centers in Michigan and northwest Ohio, which are valued at $94 million.

Q:    WHAT WILL THIS DEAL MEAN TO SHAREHOLDERS?
A: Under the terms of the agreement, Ashland's shareholders would receive Marathon common stock with a value of approximately $315 million (or approximately $4.50 per Ashland share based on the number of shares currently outstanding). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion.

Q: THIS TRANSACTION IS SUBJECT TO SEVERAL CONDITIONS BEFORE IT COULD BE COMPLETED. WHAT ARE THE CONDITIONS?
A:    The transaction is subject to, among other things:
         o  Approval by Ashland's shareholders;
         o  Customary antitrust review;
         o  Consent of public debt holders; and
         o Receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment of the transaction.

Q: HOW DOES THIS TRANSACTION COMPARE TO GOING FORWARD WITH THE CALL PROVISION UNDER THE EXISTING JOINT VENTURE CONTRACT?
A. Beginning January 1, 2005, MAP has the right to call our interest at a 15 percent premium to fair market value. While we are comfortable with our rights under the joint-

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      venture contract, we felt it was in the best interest of our shareholders to structure a tax-free transaction. Given that our tax basis in MAP is about $1.2 billion, a cash call would create a very large tax liability. The federal capital gains rate for corporations is 35 percent. Additionally, the gain would be taxable at the state level. Because this transaction is tax free, it offers the best value for Ashland and our shareholders.

Q: WHAT WILL HAPPEN IF THE TAX RULINGS OR OTHER CONDITIONS FALL THROUGH AND WE HAVE TO ABANDON THIS DEAL?
A. We will be back to where we started, operating under the joint-venture agreement, with which we are very comfortable. We cannot address what Marathon might otherwise do.

Q: SHOULD THE TRANSACTION CLOSE, WHAT WOULD WE DO WITH THE PROCEEDS FROM THE TRANSACTION?
A: The primary use of the proceeds from this transaction will be used to reduce debt. It is not our intention to use the proceeds to repurchase stock or to pay a special dividend, which is consistent with preserving the tax advantages of the transaction.

Q: HOW WILL THIS CHANGE OUR ACQUISITION STRATEGY? WHAT WILL BE OUR CRITERIA FOR ACQUISITIONS?
A: It is our intention to remain disciplined and patient in our investment approach. You may have noticed that Ashland has made essentially no acquisitions since Jim O'Brien became CEO. This is partially due to the fact that we have decided to improve our internal processes before investing more of our shareholders' funds.

      We won't relax our new standards just because we find ourselves with a large amount of cash and little or no debt. The central focus of our reinvestment strategy will be on organic growth in our core businesses. Through a process-centered approach, we will continue to identify and invest in high return opportunities to increase growth and improve returns.

      To the extent we consider acquisitions, we will again focus on our core businesses and investing in adjacencies to them. Any acquisition will need to pass a rigorous screening of whether the synergies justify the price and whether we can easily integrate existing systems and processes. Using those standards, our focus will most likely be on modest-sized acquisitions. However, I don't want to totally rule-out larger transactions if something compelling were to be identified.

Q: WHY ARE WE INCLUDING OUR MALEIC ANHYDRIDE PLANT AND 61 OF THE VALVOLINE INSTANT OIL CHANGE (VIOC) CENTERS IN THIS TRANSACTION?
A: In order to structure a tax-free spin-off, Ashland needed to include active trades or businesses. Under IRS guidelines, MAP may not qualify because it is a joint venture. The maleic anhydride business and Valvoline Instant Oil Change centers were mutually chosen because they are complementary to Marathon's business.

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Q:    WHAT ARE OUR COMMERCIAL RELATIONSHIPS WITH MAP?
A: MAP is currently a supplier to our Valvoline, APAC and chemical distribution divisions, selling us lube stocks, asphalt and solvents. MAP is also a customer for packaged products from Valvoline and water treatment chemicals provided by our Specialty Chemical division. And finally, MAP would become the sole supplier of maleic anhydride for our domestic unsaturated polyester resin business and would become our largest VIOC franchisee.

Q: WOULD THE CLOSING OF THIS TRANSACTION HAVE ANY EFFECT ON THE NEVILLE ISLAND FACILITY?
A: No. Approximately 1/3 of the Neville Island facility was used for maleic production. That portion of the facility is currently mothballed. The remainder of the facility will continue to be used for production of unsaturated polyester resins and will remain part of Ashland. [Note:
      Neville Island will remain part of Ashland.]

Q: PRIOR TO THE CLOSING OF THE TRANSACTION, WILL MAP CONTINUE TO MAKE ITS QUARTERLY DISTRIBUTIONS TO ASHLAND?
A: MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of this transaction. As a result, the final amount received by Ashland would be increased by an amount equal to 38 percent of the cash accumulated from operations during the period prior to closing.

Q: WHY DIDN'T WE WAIT FOR MARATHON TO CALL FOR OUR SHARES? WOULDN'T THIS HAVE RESULTED IN A BETTER PRICE?
A: As you are aware, under the terms of our current joint-venture agreement with Marathon, beginning January 1, 2005, Marathon has the right to call our interest in MAP at a 15 percent premium to fair market value. However, a call would have been a taxable transaction. We felt it was in the best interest of our shareholders to structure a tax-free transaction. Because this transaction is tax free, it offers the best value for Ashland and our shareholders.

Q:    WHY ARE WE DOING THIS NOW?
A: This transaction, if concluded successfully, will eliminate the uncertainty around the future of our ownership interest in MAP. The events of today are another step toward accomplishing the goals established in Jim O'Brien's 8-point profitability improvement plan, published in October of 2002.


EMPLOYEE INTERESTS

Q:    WHAT IS THE INTEGRATION PLAN AND HOW LONG WILL IT TAKE?
A: We do not have a tremendous amount of information to communicate today, but here is what we do know. All affected Ashland and Michigan/Northwest Ohio Valvoline Instant Oil Change (VIOC) center employees would remain Ashland employees until the transaction closes. We anticipate the transaction to close by the end of the 2004 calendar

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      year. Until that time, operations will proceed as normal and we trust all employees will continue to perform at the same high levels as they have always performed.

      As information becomes available, we will communicate what, if any, changes happen as a result of the closing.

Q:    WILL ALL AFFECTED ASHLAND AND VALVOLINE EMPLOYEES HAVE JOBS AT MARATHON?
A: It is Marathon's intent to employ all active employees in both operations once the transaction is complete.

Q:    WHAT ABOUT THE BARGAINING UNIT EMPLOYEES AND UNION REPRESENTATION?
A: Marathon representatives will contact PACE officials at the appropriate time.

Q:    WILL AFFECTED EMPLOYEES RETAIN EXISTING COMPENSATION AND BENEFITS PLANS?
A: Transition teams will be formed to discuss these issues. Full details on compensation and benefits programs would be provided as soon as they are available from Marathon, but no later than the official close of the transaction. In the meantime, compensation and benefits programs will continue to be administered as they normally would by Ashland.

Q:    WHEN WILL WE HEAR MORE FROM ASHLAND OR MARATHON?
A: Ashland and Marathon will be formally communicating information periodically throughout the 2004 calendar year. Prior to closure of the transaction, a series of site visits are planned to provide more complete information on pay, benefits and other terms of employment with Marathon.



FORWARD-LOOKING STATEMENTS
      This document contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission
(SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
      Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of

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proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.








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